Exhibit 11
   Computation of Earnings Per Share
   (Thousands, except per share data)

                                  Three months ended   Twelve months ended
                                      December 31,         December 31,

                                    1996        1995       1996       1995

    Primary:

    Weighted average
     common shares
     outstanding  . . . .          2,760       2,757      2,760      2,751
     Common equivalent
     shares   . . . . . .             58           0         43          0
                                 -------     -------    -------    -------
    Weighted average
     common shares and
     common equivalent
     shares outstanding            2,818       2,757      2,803      2,751
                                 =======     =======    =======    =======

    Net income applicable
     to common shares   .         $  712      $  681     $2,176     $1,013
                                 =======     =======    =======    =======

    Earnings per share -
     primary  . . . . . .         $ 0.26      $ 0.25     $ 0.78     $ 0.37
                                 =======     =======    =======     ======


    Fully Diluted:
    Weighted average
     common shares
     outstanding  . . . .          2,760       2,757      2,760      2,751

    Common equivalent
     shares   . . . . . .             58           0         43          0

    Additional shares
     assuming conversion
     of subordinated
     debentures   . . . .            565         753        692        753
                                 -------     -------    -------    -------
    Fully diluted weighted
     average common shares
     and common equivalent
     shares outstanding            3,383       3,510      3,495      3,504
                                 =======     =======    =======    =======

    Net income applicable
     to diluted common  .         $  782      $  772     $2,508     $1,373
                                 =======     =======    =======    =======

    Earnings per share -
     fully diluted  . . .         $ 0.23      $ 0.22     $ 0.72     $ 0.39
                                 =======     =======    =======    =======



   Common shares have been adjusted to give effect to the 5% stock dividend paid January 24, 1997.

   The $3,375,000 8% Convertible Subordinated Notes are convertible into common stock at a price of approximately $5.98 per share after giving effect to the stock dividend paid January 24, 1997. Under the accompanying note agreement, 179,140 exercisable nondetachable options were issued in 1996.

   Earnings per common share and common equivalent share were computed by dividing the net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

   Earnings per common share, assuming full dilution, is determined by assuming that at the beginning of the period convertible notes were converted at the price per share in effect at that time and common share options were exercised. As to the options, incremental shares would be calculated using the treasury stock method, assuming common share purchases at the greater of the average market price of the common shares for the period or the ending price of the common shares.